Exhibit 99.1

For Immediate Release

RRsat Reports Record Revenues of $32.9 Million for the First Quarter 2014;
Up 12.3% Year-Over-Year

Record High Next 12-Month Backlog of $94 Million

Airport City Business Park, Israel – May 19, 2014 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a leading provider of digital media services including content management and global distribution services to the broadcasting industry, announced today financial results for the first quarter ended March 31, 2014.

First Quarter Highlights

•	Record revenues of $32.9 million, up 12.3% year-over-year

•	Media and Broadcasting revenue of $30.0 million, up 12.9% year-over-year

•	Gross margin of 24.5%, up from 24.2% in Q1 2013

•	Gross margin from Media and Broadcasting revenue of 25.3%

•	Non-GAAP net income of $0.12 per share, compared to $0.11 per share for the first quarter of 2013

•	GAAP net income of $0.10 per share, up from $0.09 in Q1 2013

•	Cash flow from operations was $2.0 million in comparison to $2.4 million in Q1 2013

•	Board announces a cash dividend of $0.05 per share, representing an annual dividend yield of 2.2%, in line with previously adopted quarterly dividend policy

		Q1 2014			Q1 2013
	Media & Broadcasting	MSS	Total	Media & Broadcasting	MSS	Total
Revenues	29,980	2,877	32,857	26,564	2,693	29,257
Gross Profit	7,577	458	8,035	6,482	582	7,064
Gross margin	25.3%	15.9%	24.5%	24.4%	21.6%	24.1%

“The first quarter was a strong start to 2014 for RRsat, as we generated record revenue and reached a new record-high backlog for business to be delivered over the next 12 months,” commented Avi Cohen, CEO of RRsat. “Our stated strategy is working. We are capturing market share in key geographic regions by leveraging local talent in key markets, and we are moving upstream to reach larger content owners. Our efforts to expand our content management capabilities have not only helped us attract these larger customers, but enabled us further expand our business with our existing customers, as we become the partner of choice to manage all facets of our client’s content management needs.”

Mr. Cohen continued, “Our new Global Media Services Platform offers our customers a global single point of contact for handling any media, preparing it, and delivering it to any screen, anywhere in the world, in any form of video consumption, from linear TV to video-on-demand, streaming, pay-per-view and TV-Everywhere. Already, several customers have embraced this platform, deciding to outsource most or all of their content management work to RRsat, giving us deeper penetration into these key accounts than we’ve ever had. Simultaneously, our efforts to expand our revenue from sports and live events are progressing, due in large part to our expanded local presence in key markets. During the first quarter, we generated more than $1 million in revenue from the management and delivery of new US premium live sporting events beyond our existing work with the NFL.”

Quarterly Dividend

In accordance with the Company’s dividend policy, on May 19, 2014, the Board of Directors declared a cash dividend in the amount of $0.05 per ordinary share, and in the aggregate amount of approximately $870,000, representing 50% of RRsat’s net income for the first quarter of 2014. The dividend is payable on June 18, 2014 to all of the Company's shareholders of record at the end of the trading day on the NASDAQ on June 2, 2014.

First Quarter 2014 Financial Results

Revenues: First quarter 2014 revenues were a record of $32.9 million up 12.3% from $29.3 million in the first quarter of 2013 and up 1.2% from $32.5 million in the fourth quarter of 2013. Media and Broadcasting revenue, excluding non-core revenue from MSS, was $30.0 million, up 12.9% from $26.6 million in the first quarter last year.

Gross profit: First quarter 2014 gross profit and gross margin were $8.1 million and 24.5% respectively, compared to $7.1 million and 24.1%, respectively, for the first quarter of 2013. Media and Broadcasting gross margin was 25.3%, compared to 24.4% last year. The increased gross margin in the first quarter was primarily due to increase in revenues and better operational efficiency despite an approximate 6% negative impact from foreign currency exchange.

Non-GAAP operating income & operating margin, was $2.8 million and 8.5% respectively during the first quarter of 2014, compared to $2.5 million and 8.7% respectively in the first quarter of 2013. The slight reduction in operating margin reflects the higher sales and marketing expense, related to the JCA acquisition and JCA’s business model, partially offset by improved gross margin. General and administrative expenses remained essentially flat even with the consolidation of JCA’s expenses.

Non-GAAP net income for the first quarter was $2.2 million, compared to $1.9 million in the first quarter of 2013. Non-GAAP net income per share on a fully diluted basis was $0.12 for the first quarter of 2014, compared to $0.11 in first quarter last year.

GAAP net income for the first quarter of 2014 was $1.8 million, compared to $1.6 million in the first quarter of 2013. GAAP net income per share on a fully diluted basis was $0.10 for the first quarter of 2014 compared to $0.09 in the first quarter of 2013.

Adjusted EBITDA for the first quarter of 2014 was $5.1 million compared to $4.6 million in the first quarter of 2013 and $4.5 million in the fourth quarter of 2013.

Backlog to be delivered in the next 12 months increased to a record $94 million, up from $85 million in the year-ago period and up from $92 million in the fourth quarter of 2013.

Cash, cash equivalents and marketable securities as of March 31, 2014 totaled $24.4 million compared with $24.2 million as of December 31, 2013.

Full Year 2014 Guidance

The Company today reiterated its full year 2014 guidance. Management expects total revenues to be in the range of $129 million to $134 million representing 6.2% to 10% year-over-year growth.

Given the increase of RRsat’s revenue outside of the 24/7 services and some level of seasonality associated with that revenue, management believes that an annual revenue guidance is more appropriate than quarterly estimates.  Management continues to expect some level of variation in mix from quarter to quarter leading to some fluctuations in revenues and gross margin between quarters. However, management continues to anticipate improvement in gross profit margin, and expects full-year 2014 gross margin to be higher than the margin for the full year 2013.

Conference Call Information
The Company will conduct a conference call today, May 19, 2014 at 9 a.m. ET (4 p.m. Israel time). On the call, Mr. Avi Cohen, Chief Executive Officer and Mr. Shmulik Koren, Chief Financial Officer will review and discuss the results and will be available to answer investor questions. Details are as follows:

•	Dial-in number from within the United States: 1-877-941-1427

•	Dial-in number from Israel: 1809-34-4019

•	Dial-in number from the UK: 0800-358-5258

•	Dial-in number (other international): 1-480-629-9664

•	Playback, available until May 26, 2014 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 4681225 for the replay.

•	A live webcast is accessible at http://public.viavid.com/index.php?id=108944.

Use of Non-GAAP Financial Measures
In addition to reporting results in accordance with generally accepted accounting principles, or GAAP, RRsat has also included in this press release non-GAAP measurements of net income, operating income, operating margin, fully diluted net income per share and adjusted EBITDA. RRsat believes that these non-GAAP financial measures are principal indicators of the operating and financial performance of its business. We have provided these non-GAAP measurements to help investors better understand our core operating performance and enhance comparisons of core operating performance from period to period.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: non-cash stock based compensation, amortization of acquisition-related intangibles, acquisition-related expenses, amortization of acquisition related prepaid compensation expenses, non-cash income (loss) reflecting changes in the fair value of currency conversion derivatives resulting from the application of FASB ASC Topic 815 and the resulting income tax (increase) decrease of the above items.

Adjusted EBITDA is calculated by adding to operating income, non-cash equity-based compensation charge, depreciation and amortization and amortization of acquisition related prepaid compensation expenses.

Management uses these non-GAAP financial measures to assess its operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that are not directly attributable to its core operating results.

The non-GAAP measurements are intended only as a supplement to the comparable GAAP measurements and the company compensates for the limitations inherent in the use of non-GAAP measurements by using GAAP measures in conjunction with the non-GAAP measurements. As a result, investors should consider these non- GAAP measurements in addition to, and not in substitution for, or as superior to, measurements of financial performance prepared in accordance with GAAP.

The Company expects to continue reporting non-GAAP financial measures, adjusting for the items described above, and the Company expects to continue to incur expenses similar to the non-GAAP adjustments described above. Accordingly, the exclusion of these and other similar items in the presentation of non-GAAP financial measures should not be construed as an inference that these costs are unusual, infrequent or non- recurring. Moreover, because not all companies use identical measures and calculations, the presentation of non-GAAP measurements of net income, operating income, operating margin and fully diluted net income per share and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. These limitations are compensated for by using non-GAAP measures and adjusted EBITDA in conjunction with traditional GAAP financial measures.

Reconciliations of the non-GAAP measures (non-GAAP net income, non-GAAP operating income and adjusted EBITDA) to the most comparable GAAP measures (net income and operating income respectively), are provided in the schedules attached to this release.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) guidance for revenue and margins for 2014 or any other future periods; (ii) our expectations and ability to strengthen our offering and capabilities in order to allow us to accelerate our growth; (iii) our expectations to generate higher margins from our sports and events business compared to our other businesses ; (iv) our expectation that our sports and events business will be a major contributor to our growth and that the demand for this type of content will continue to increase globally; (v) our expectation and ability to further improve our margins over time by changing our product mix, coupled with more value-added services and better utilization of our infrastructure; (vi) our ability to continue to experience strong interest in our services, leading to new customer wins for our digital media broadcasting services and to report future successes; (vii) our expectation that our backlog will materialize into revenue on the projected timeline and (viii) our ability to continue to benefit from a strong business model, featuring a notable percentage of recurring revenues, long-term contracts, high renewal rate, a multi-year backlog, and strong free cash flow. These forward- looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated inour filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2013 and our Current Reports on Form 6-K.

About RRsat
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite, terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide. In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More than 130 channels use RRsat’s advanced production and playout centers, comprising of comprehensive media asset management services. Visit the company's website www.rrsat.com.

Company Contact: Shmulik Koren, CFO Tel: +972 3 928 0777 Email: investors@rrsat.com	Investor Contacts: Hayden/ MS - IR Brett Maas/ Miri Segal-Scharia Tel: 646-536-7331/ 917-607-8654 brett@haydenir.com/ msegal@ms-ir.com

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)

Revenues	$32,857	$29,257	$121,795

Cost of revenues	24,822	22,193	92,313

Gross profit	8,035	7,064	29,482
Operating expenses

Sales and marketing	2,995	2,254	9,517

General and administrative	2,531	2,505	12,003

Total operating expenses	5,526	4,759	21,520

Operating income	2,509	2,305	7,962

Financial income (expenses), net	(170)	(272)	(153)

Income before taxes on income	2,339	2,033	7,809

Income taxes	615	463	1,287

Net income	1,724	1,570	6,522

Net loss attributable to non – controlling interest	(72)	-	-

Net income attributable to shareholders	$1,796	$1,570	$6,522

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.10	$0.09	$0.38

Diluted earnings per share	$0.10	$0.09	$0.37
Weighted average number
of shares used to
compute basic earnings per
share	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,645,977	17,574,084	17,571,188

RRsat Global Communications Network Ltd. and its Subsidiaries

Interim Condensed Consolidated Statements of Income

In thousands

	Three months ended March 31		Year ended
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Income to Non-GAAP Net Income:
GAAP Net income attributable to shareholders	$1,796	$1,570	$6,522
Adjustments to reconcile GAAP net income
to non-GAAP net income:
Non-cash equity-based compensation charge	163	137	567
Amortization of acquisition related intangible assets	197	56	425
Changes in fair value of currency conversion derivatives	41	135	192
Acquisition related expenses	-	-	900
Amortization of acquisition related prepaid
compensation expenses	42	42	168
Income tax effect of non-GAAP adjustments	(81)	(67)	(470)

Non-GAAP net income attributable to shareholders	$2,158	$1,873	$8,304

	Three months ended March 31		Year ended
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to non GAAP operating income:
Operating income	$2,509	$2,305	$7,962
Adjustments to reconcile GAAP operating
income to non-GAAP operating income:
Non-cash equity-based compensation charge	163	137	567
Amortization of acquisition related intangible assets	197	56	425
Acquisition related expenses	-		900
Cost of sales related changes in fair value of currency conversion derivatives	(113)	-	(135)
Amortization of acquisition related prepaid
compensation expenses	42	42	168

	$2,798	$2,540	$9,887

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statement of Income

In thousands

	Three months ended March 31		Year ended
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Reconciliation of GAAP Operating Income to adjusted EBITDA:

Operating income	$2,509	$2,305	$7,962
Adjustments to reconcile GAAP operating
income to Adjusted EBITDA:
Non-cash equity-based compensation charge	163	137	567
Depreciation and amortization	2,425	2,152	9,281
Acquisition related expenses	-		900
Cost of sales related changes in fair value of currency conversion derivatives	(113)	-	(135)
Amortization of acquisition related prepaid
compensation expenses	42	42	168

Adjusted EBITDA	$5,026	$4,636	$18,743

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Income (non-GAAP results)

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)

Revenues	$32,857	$29,257	$121,795

Cost of revenues	24,927	22,185	92,415

Gross profit	7,930	7,072	29,380
Operating expenses

Sales and marketing	2,735	2,136	8,843

General and administrative	2,397	2,396	10,650

Total operating expenses	5,132	4,532	19,493

Operating income	2,798	2,540	9,887

Financial income (expenses), net	(16)	(137)	174

Income before taxes on income	2,782	2,403	10,061

Income taxes	696	530	1,757

Net income	2,086	1,873	8,304

Net loss attributable to non – controlling interest	(72)	-	-

Net income attributable to shareholders	$2,158	$1,873	$8,304

Earnings per ordinary share attributable to shareholders

Basic earnings per share	$0.12	$0.11	$0.48

Diluted earnings per share	$0.12	$0.11	$0.47
Weighted average number
of shares used to
compute basic earnings per
share	17,346,561	17,346,561	17,346,561

Weighted average number
of shares used to
compute diluted earnings
per share	17,645,977	17,574,084	17,571,188

RRSat Global Communications Network Ltd and its subsidiaries

Interim Condensed Consolidated Balance Sheets

In thousands, except share data

	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Current assets
Cash and cash equivalents	$15,004	$14,561	$14,165
Marketable securities and short term investments	9,416	12,657	9,998
Accounts receivable (net of provision for doubtful accounts of $6,785, $8,100 and $6,938 as of March 31, 2014, 2013 and December 31, 2013, respectively)	24,103	20,970	20,731
Other receivable	2,919	1,547	2,163
Deferred taxes	2,170	2,308	2,095
Prepaid expenses	2,772	3,188	2,868

Total current assets	56,384	55,231	52,020

Long-term prepaid expenses	2,490	3,271	3,045
Long-term land lease prepaid expenses	7,398	7,541	7,469
Assets held for employee severance payments	2,150	1,973	2,120
Fixed assets, net	45,794	43,217	46,444
Goodwill	11,277	4,892	11,277
Intangible assets, at cost, less accumulated amortization	6,003	416	6,203

Total long term assets	75,112	61,310	76,558

Total assets	$131,496	$116,541	$128,578

RRSat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Balance Sheets (cont’d)

	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)
Liabilities and shareholders’ equity

Current liabilities
Account payable:
Trade	$17,956	$11,627	$17,181
Other	6,016	4,588	4,815
Deferred income	8,090	9,032	6,037

Total current liabilities	32,062	25,247	28,033

Long-term liabilities
Deferred income	8,051	6,580	9,076
Liability in respect of employee severance payments	2,327	2,572	2,854
Contingent consideration in respect of acquisition	3,930	-	3,820
Deferred taxes	4,346	2,356	4,312

Total long-term liabilities	18,654	11,508	20,062

Total liabilities	50,716	36,755	48,095

Shareholders’ equity
Share capital
Ordinary share NIS 0.01 par value each (27,000,000 authorized as of March 31, 2014 and December 31, 2013 20,000,000 authorized as of March 31, 2013, 17,346,561 shares
issued and fully paid as of March 31, 2014, 2013 and December 31, 2013)	40	40	40
Additional paid in capital	54,042	53,449	53,879
Retained earnings	26,478	25,801	25,723
Accumulated other comprehensive income	292	496	841

Total shareholders’ equity	80,852	79,786	80,483

Non – controlling interest	(72)	-	-

Total equity	80,780	79,786	80,483

Total liabilities and equity	$131,496	$116,541	$128,578

RRsat Global Communications Network Ltd. and its subsidiaries

Interim Condensed Consolidated Statements of Cash Flows

In thousands

	March 31	March 31	December 31
	2014	2013	2013
	(unaudited)	(unaudited)	(audited)

Net income	$1,724	$1,570	$6,522

Adjustments required to reconcile net income to net cash provided by operating activities	2,275	2,734	9,979
Changes in assets and liabilities	(2,005)	(1,949)	4,800

Net cash provided by operating activities	1,994	2,355	21,301

Cash flows from investing activities	(1,161)	73	(14,348)

Cash flows from financing activities	-	-	(5,030)

Effect of translation adjustment	6	-	109

Increase (decrease) in cash and cash Equivalents	839	2,428	2,032

Balance of cash and cash equivalents at beginning of period	14,165	12,133	12,133

Balance of cash and cash equivalents at end of period	$15,004	$14,561	$14,165